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                                                                      Exhibit 18

March 23, 1998

Mr. Richard C. Schwenk, Jr.
Chief Financial Officer
Telespectrum Worldwide Inc.
443 South Gulph Road
King of Prussia, Pennsylvania 19406


RE: Form 10-K For the Year Ended December 31, 1997


Dear Mr. Schwenk:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent public accountants whenever there has been a change in accounting principle or practice.

You have advised us that as of December 31, 1997, the Company changed its method of measuring goodwill impairment under APB Opinion No. 17 "Intangible Assts", from an undiscounted cash flow approach to a fair value method based on a discounted cash flow approach, and that whenever events or circumstances have occurred that indicate an impairment may have occurred, the Company will estimate the future discounted cash flows of the business segments to which goodwill relates. You have further advised us that when such estimate of the future discounted cash flows, net of the estimated fair value of the tangible net assets is less than the carrying amount of goodwill, the difference will be charged to operations. We understand that for purposes of determining future discounted cash flows of the business segments to which goodwill relates, the Company, based upon historical results, current projections and internal earnings targets, will determine the projected operating cash flows, net of income taxes, of the individual business segments. Management has indicated that the change to the fair value method based on a discounted cash flow approach is preferable in that such method most closely approximates the fair value of goodwill and the related measurement of goodwill impairment.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragragh is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is also preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgement and business planning of your management.

Very truly yours,



Arthur Andersen LLP